EXHIBIT 99.26

Premier Gold Mines USA Inc.

Condensed Consolidated Interim Financial Statements March 31, 2021

Unaudited

(Stated in thousands of United States Dollars)

Premier Gold Mines USA Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Stated in thousands of United States Dollars) (Unaudited)

Note		March 31, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents		$15,184	$15,239
Receivables	3	2,486	1,528
Receivable from related parties	4	6,511	10,347
Prepaids		1,119	677
Deposits	5	23,000	2,250
Inventory	6	3,774	4,417
Total current assets		52,074	34,458
Non-current assets
Restricted cash and cash equivalents	7	5,813	5,494
Long-term inventory	6	3,125	3,125
Property, plant and equipment	8	100,141	100,155
Total non-current assets		109,079	108,774
Total assets		$161,153	$143,232
LIABILITIES
Current liabilities
Accounts payable		$7,985	$14,060
Accrued liabilities		229	804
Taxes payable		920	952
Due to related parties	9	86,533	64,767
Loan payable to Premier Gold Mines Limited	10	70,496	70,496
Current provision for environmental rehabilitation	12	4	49
Current portion of other liabilities	13	381	332
Total current liabilities		166,548	151,460
Non-current liabilities
Lease liability	11	82	105
Provision for environmental rehabilitation	12	8,041	8,106
Other liabilities	13	121	100
Total non-current liabilities		8,244	8,311
Total liabilities		174,792	159,771
EQUITY
Share capital	14	10,218	10,218
Reserves		7,141	7,141
Deficit		(30,998)	(33,898)
Total equity		(13,639)	(16,539)
Total liabilities and equity		$161,153	$143,232

Subsequent events [Note 23]

See accompanying notes to the condensed consolidated interim financial statements

Approved by the Board of Directors and authorized for issue on May 11, 2021

"John Seaman"	"Ewan Downie"
Director	Director

Premier Gold Mines USA Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Stated in thousands of United States Dollars, except for share data) (Unaudited)

		Three months ended March 31,
Note		2021	2020
Revenue from related party	19	$13,576	$8,377
Cost of sales		(6,475)	(5,441)
Depletion, depreciation and amortization	8	(894)	(1,358)
Mine operating income		6,207	1,578
Expenses
Exploration, evaluation, and pre-development	16	$561	$971
General and administrative	17	617	84
Property maintenance		88	147
Share-based payments	14	70	331
Income before the following		4,871	45
Unrealized gain / (loss) on foreign exchange		(808)	5,365
Environmental rehabilitation accretion	12	(20)	(35)
Other		5	66
Other income / (expense)		(823)	5,396
Related party interest expense	10	1,104	1,144
Income before income taxes		2,944	4,297
Current tax expense		(44)	(292)
Income and comprehensive income for the period		$2,900	$4,005
Basic and diluted income per common share		$6,029	$8,326
Weighted average number of common shares outstanding
Basic and diluted		481	481

See accompanying notes to the condensed consolidated interim financial statements

Premier Gold Mines USA Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Stated in thousands of dollars) (Unaudited)

		Three months ended March 31,
Note		2021	2020
OPERATING ACTIVITIES
Income for the period		$2,900	$4,005
Adjustments
Depletion, depreciation and amortization	8	945	1,415
Non-cash share-based payments		70	331
(Gain) / loss on foreign exchange		808	(5,365)
Other		20	36
Related party interest expense	10	1,104	1,144
Change in non-cash working capital balances related to operations	15	(3,999)	(22,632)
Cash provided by / (used in) operating activities		$1,848	$(21,066)
INVESTING ACTIVITIES
Capital expenditures on property, plant and equipment	8	(666)	458
Deposit paid to Osgood Mining LLC	5	(20,750)	–
Environmental liability security placed	7	(319)	(332)
Cash provided by / (used in) investment activities		$(21,735)	$126
FINANCING ACTIVITIES
Repayment of long-term debt		(22)	(19)
Related party interest paid	10	(1,104)	–
Proceeds from Premier	9	208	–
Proceeds from i-80 Gold	9	20,750	–
Cash provided by / (used in) financing activities		$19,832	$(19)
Change in cash and cash equivalents during the period		(55)	(20,959)
Cash and cash equivalents, beginning of the period		15,239	26,213
Cash and cash equivalents, end of the period		$15,184	$5,254

See accompanying notes to the condensed consolidated interim financial statements

Premier Gold Mines USA Inc.

Premier Gold Mines USA Inc.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Stated in thousands of United States Dollars, except for share data)
(Unaudited)

Share Capital
Issued and outstanding	Number of shares	Share capital	Equity settled employee benefits	Deficit	Total equity
Balance as at December 31, 2019	481	$10,218	$6,800	$(31,124)	$(14,106)
Equity settled share-based payments	–	–	341	–	341
Income for the period	–	–	–	4,005	4,005
Balance as at March 30, 2020	481	10,218	7,141	(27,119)	(9,760)
Loss for the period	–	–	–	(6,779)	(6,779)
Balance as at December 30, 2020	481	10,218	7,141	(33,898)	(16,539)
Income for the period	–	–	–	2,900	2,900
Balance as at March 31, 2021	481	$10,218	$7,141	$(30,998)	$(13,639)

See accompanying notes to the condensed consolidated interim financial statements

Premier Gold Mines USA Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of dollars)
(Unaudited)

1.	NATURE OF BUSINESS

Premier Gold Mines USA Inc. (the "Company"), is a United States based, growth-oriented gold and silver producer engaged in the exploration, development and production of gold and silver deposits in the United States. The Company’s principal assets include a 40% interest in the South Arturo Mine located in Nevada and a 100% interest in the McCoy-Cove gold property located in Nevada.

The Company's principal shareholder is Premier Gold Mines Limited ("Premier"). The Company's head office is located at Suite 110, 5190 Neil Road, Reno, Nevada, 89502.

Osgood Mining Company LLC Acquisition Agreement

On August 10, 2020, Premier announced that, together with the Company, it has entered into a definitive purchase agreement with affiliates of Waterton Global Resource Management, Inc. (“Waterton”) to acquire from Waterton all of the outstanding membership interests of Osgood Mining Company LLC (“Osgood”). Osgood is the owner of the Getchell Project in the Getchell gold belt near Winnemucca, Nevada (“Getchell” or the “Getchell Project”) for consideration consisting of $23 million in cash and $27 million in common shares of i-80 Gold, plus contingent value rights and warrants.

Upon completion of the Transaction, Getchell will be 100% held by the Company and become one of its core Nevada assets in conjunction with the spin-out of Premier’s U.S. assets as further described below and in Note 23 of these condensed consolidated interim financial statements.

Plan of Arrangement with Equinox Gold

On December 16, 2020, Premier and Equinox Gold Corp. ("Equinox Gold") announced that the companies have entered into a definitive agreement (the “Agreement”) whereby Equinox Gold will acquire all of the outstanding shares of Premier (the “Transaction”). Concurrently, Premier will spin-out its U.S. assets and operations which are included in the entities listed below to a newly formed Canadian domiciled company i-80 Gold Corp ("i-80 Gold"). I-80 Gold will own the South-Arturo, McCoy-Cove and Getchell properties, all in Nevada. Equinox Gold will retain Premier's 50% interest in the world-class Hardrock Project in Ontario, the Mercedes Mine in Mexico, and the Hasaga and Rahill-Bonanza properties in Red Lake, Ontario. On closing of the Transaction, existing Equinox Gold and Premier shareholders will own approximately 84% and 16% of Equinox Gold, and Equinox Gold and existing shareholders of Premier will own 30% and 70% of i-80 Gold, respectively, on an issued share basis.

On February 23, 2021, Premier's securityholders voted to approve the Transaction. By approving the Transaction, Premier securityholders also approved the spin-out to its shareholders shares of i-80 Gold.

On March 18, 2021, Premier announced that i-80 Gold completed its private placement offering of 30,914,614 subscription receipts of i- 80 Gold at a subscription price of C$2.60 per subscription receipt for aggregate gross proceeds of approximately C$80.4 million. The i-80 Gold offering was conducted on a marketed private placement basis through a syndicate of agents led by CIBC World Markets Inc., and including Sprott Capital Partners LP, Stifel Nicolaus Canada Inc., Canaccord Genuity Corp., Scotia Capital Inc., BMO Nesbitt Burns Inc., Cormark Securities Inc. and RBC Dominion Securities Inc.

Concurrently with the i-80 Gold offering, Equinox Gold had advanced to i-80 Gold a $20.75 million bridge loan that was used by the Company for the purposes of making a $20.75 million cash deposit with affiliates of Waterton in partial satisfaction of the purchase price payable to Waterton for the acquisition of the Getchell Project. The loan matured and was repaid within 10 banking days following the closing of the Transaction in accordance with the agreement.

On March 29, 2021, Premier announced that the Federal Economic Competition Commission in Mexico (COFECE) has granted approval of the proposed Transaction with Equinox Gold. Additionally, the Toronto Stock Exchange has conditionally approved the listing of the common shares of i-80 Gold in connection with the Transaction. The Transaction closed on April 7, 2021, as further described in Note 23 of these condensed consolidated interim financial statements.

COVID-19

The COVID-19 pandemic continues to develop rapidly in 2021, with a significant number of cases. Measures taken by various governments to contain the virus have affected economic activity. The Company has taken a number of measures to monitor and mitigate the effects of COVID-19, such as safety and health measures for our people (such as social distancing and working from home) and securing the supply of materials that are essential to our production process.

Mining activities at South Arturo and exploration efforts at McCoy-Cove are continuing with no significant interruption to date.

Premier Gold Mines USA Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of dollars)
(Unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"). Accordingly, certain disclosures included in the annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRSs") as issued by the IASB have been condensed or omitted and these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2020.

The unaudited condensed consolidated interim financial statements of the Company for the period ended March 31, 2021 were approved and authorized by the Board of Directors on May 11, 2021.

The accounting policies applied in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company's audited financial statements for the year ended December 31, 2020 and as discussed below.

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively. The critical judgments and estimates applied in the preparation of the Company's unaudited condensed consolidated interim financial statements are consistent with those applied and disclosed in Note 2 of the Company's audited financial statements for the year ended December 31, 2020 and as discussed below.

(b)	Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company. Control is achieved when the Company is exposed to variable returns and has the ability to affect those returns through power to direct the relevant activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. Subsidiaries will be de-consolidated from the date that control ceases.

Subsidiary	Percentage of ownership	Jurisdiction	Principal activity
Premier Gold Mines Nevada Inc.	100%	United States	Mineral exploration
Au-reka Gold Corporation	100%	United States	Mineral exploration
Premier Goldbanks LLC	100%	United States	Mineral exploration
Goldcorp Dee LLC	100%	United States	Production
Premier Rye LLC	100%	United States	Mineral exploration

All transactions and balances between the Company and its subsidiaries are eliminated on consolidation, including unrealized gains and losses on transactions between the companies. Where unrealized losses on intra-group asset sales are reversed on consolidation, the underlying asset is also tested for impairment from a group perspective. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Company. Profit or loss and other comprehensive income of subsidiaries acquired or disposed of during the period are recognized from the effective date of acquisition, or up to the effective date of disposal, as applicable.

(c)	Functional and presentation currency

Functional currency

The functional currency of the Company and its subsidiaries is the United States dollar ("USD" or "US dollars") which reflects the underlying transactions, events and conditions that are relevant to the entity. Management considers the following indicators in determining functional currency including the currency that influences sales prices, labor, purchases and other costs. Other indicators include the currency in which funds from financing activities are generated and the currency in which receipts from operations are usually retained.

Presentation currency

The Company's presentation currency is US dollars. Reference to $ or USD is to US dollars, reference to C$ or CAD is to Canadian dollars.

Premier Gold Mines USA Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of dollars)
(Unaudited)

3.	RECEIVABLES

	March 31, 2021	December 31, 2020
Taxes receivable (i)	$1,427	$1,427
Other receivable (ii)	1,059	101
	$2,486	$1,528

(i)	The receivable is AMT recoverable due to the enactment of U.S. Tax Reform legislation on December 22, 2017. The Company has a total of $1.43 million in AMT credits which are expected to be fully realized by the Company in 2021 as a result of the Corona Virus Aid, Relief, and Economic Security ("CARES") Act which was enacted March 27, 2020.

(ii)	The South Arturo project has a receivable of $1.06 million for an outstanding cash call from the co-owner.

4.	RECEIVABLE FROM RELATED PARTIES

	March 31, 2021	December 31, 2020
Premier Gold Mines Limited (i)	$6,500	$10,336
Minera Mercedes Minerales S. de R.L. de C.V. (ii)	11	11
	$6,511	$10,347

(i)	The Company sells refined metals to Premier under a transfer pricing agreement. All sales are at market prices. A trading margin of 1.8% is applicable in situations where Premier is required to perform significant sales and trading activities for the refined metals.

The Company recognized revenue for the period ended March 31, 2021 of $13.58 million ($8.38 million for the period ended March 30, 2020) from the sale of gold and silver under the transfer pricing agreement with Premier.

The receivable was settled in connection with the closing of the Transaction as further discussed in Note 23 of these condensed consolidated interim financial statements.

(ii)	The Company provides personnel to Minera Mercedes Minerales S. de R.L. de C.V. ("Mercedes"), a wholly owned subsidiary of Premier. The amount due is comprised of salaries and other recoverable expenses incurred in providing professional services to the Mercedes mine.

5.	DEPOSITS

In conjunction with the acquisition of Osgood Mining LLC discussed in Note 1 and Note 23 of these condensed consolidated interim financial statements, the Company paid an initial deposit of $2.25 million on December 30, 2020 and a further deposit of $20.75 million on March 16, 2021 against the purchase price of the Getchell property. The acquisition was completed on April 15, 2021 as further discussed in Note 23 of these condensed consolidated interim financial statements

6.	INVENTORY

	March 31, 2021	December 31, 2020
Finished goods	$1,829	$3,102
Current ore stockpiles	1,945	1,315
Total current inventory	3,774	4,417
Long-term ore stockpiles	3,125	3,125
Total inventory	$6,899	$7,542

The amount of inventory recognized as an expense for the period ended March 31, 2021 was $6.48 million ($5.44 million for the period ended March 30, 2020) and is included in cost of sales excluding depletion, depreciation and amortization. Long-term inventory consists of low-grade ore not expected to be processed in the next year.

Premier Gold Mines USA Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of dollars)
(Unaudited)

7.	RESTRICTED CASH AND CASH EQUIVALENTS

Property	March 31, 2021	December 31, 2020
McCoy-Cove, Nevada (i)	$600	$600
South Arturo, Nevada (ii)	5,213	4,894
	$5,813	$5,494

(i)	The Company's wholly owned subsidiary, Au-reka Gold Corporation, has $0.60 million in restricted cash related to reclamation obligations associated with the McCoy-Cove property in Nevada held in trust with Lexon Surety Group as security for the surety bonds.

(ii)	The Company has $5.21 million in restricted cash relating to the reclamation of the Company's 40% ownership of the South Arturo project.

8.	PROPERTY, PLANT AND EQUIPMENT

Cost	Mineral properties subject to depletion (i)	Mineral properties not subject to depletion (ii)	Buildings, plant and equipment	Total
Balance, December 31, 2019	$95,096	$75,744	$18,021	$188,861
Additions	1,174	7,814	43	9,031
Disposals	–	(309)	(162)	(471)
Change in estimate of asset retirement obligation	221	750	–	971
Transfers	46	(634)	588	–
Balance, December 30, 2020	96,537	83,365	18,490	198,392
Additions	513	256	–	769
Change in estimate of asset retirement obligation	–	(130)	–	(130)
Balance, March 31, 2021	$97,050	$83,491	$18,490	$199,031
Accumulated depreciation and impairment
Balance, December 31, 2019	90,914	–	3,222	94,136
Depletion, depreciation and amortization	2,384	–	1,845	4,229
Disposals	–	–	(129)	(129)
Balance, December 30, 2020	93,298	–	4,938	98,236
Depletion, depreciation and amortization (iii)	348	–	306	654
Balance, March 31, 2021	$93,646	$–	$5,244	$98,890
Carrying amounts
Balance, December 30, 2020	$3,239	$83,365	$13,552	$100,155
Balance, March 31, 2021	$3,404	$83,491	$13,246	$100,141

(i)	Mineral properties subject to depletion relates to the Company's 40% interest in the South Arturo mine in Nevada that is operational.

Premier Gold Mines USA Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of dollars)
(Unaudited)

(ii)	Mineral properties not subject to depletion

Property	December 31, 2020	Additions	Change in estimate of environmental provision	Transfers	Write-downs and disposals	March 31, 2021
McCoy-Cove, Nevada	$52,213	$–	$(130)	$–	$–	$52,083
Christison, Nevada	7,500	9	–	–	–	7,509
Rodeo Creek, Nevada	250	–	–	–	–	250
South Arturo, Nevada	23,402	247	–	–	–	23,649
	$83,365	$256	$(130)	$–	$–	$83,491

Property	January 1, 2020	Additions	Change in estimate of environmental provision	Transfers	Write-downs and disposals	December 31,2020
McCoy-Cove, Nevada	$51,647	$17	$750	$–	$(201)	$52,213
Christison, Nevada	–	7,500	–	–	–	7,500
Rye, Nevada	108	–	–	–	(108)	–
Rodeo Creek, Nevada	150	100	–	–	–	250
South Arturo, Nevada	23,839	197	–	(634)	–	23,402
	$75,744	$7,814	$750	$(634)	$(309)	$83,365

(iii)	Depreciation, depletion and amortization on property, plant and equipment during the period ended March 31, 2021 and 2020 include amounts allocated to:

	Three months ended March 31,
	2021	2020
Depreciation, depletion and amortization	$894	$1,358
Recorded in exploration, evaluation and pre-development	22	28
Recorded in general and administrative	29	29
Recorded in property maintenance	–	–
	945	1,415
Inventory movement	(291)	(526)
Total depletion, depreciation and amortization	$654	$889

(iv)	The Company’s leased assets include buildings and vehicles. Right-of-use assets include:

Buildings		Vehicles	Total
Balance as at January 1, 2020	$170	$8	$178
Depreciation	79	5	84
Balance, December 30, 2020	$91	$3	$94
Depreciation	20	1	21
Balance, March 31, 2021	$71	$2	$73

(a)	Impairment

The Company regularly reviews the carrying amount of its non-financial assets to determine whether there is any indication that those assets have suffered an impairment loss. Mineral property interests are tested for impairment when events or changes in circumstances indicate that their carrying amount may not be recoverable. In the absence of other factors, a mineral property that has not been actively explored within the past three years and for which no future exploration plans exist will be considered to be impaired. There were no impairments recorded for the period ended March 31, 2021 and 2020.

Premier Gold Mines USA Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of dollars)
(Unaudited)

(b)	Acquisitions and option agreements

Christison Purchase Agreement

On December 15, 2020, Premier and the Company entered into a definitive purchase agreement with the Christison Family Trust and Seven Dot Cattle Co. LLC to acquire certain fee lands and unpatented mining claims (the “First Property” and the “Second Property”) (collectively the “Christison Acquisition”) situated in Humboldt County, Nevada, for consideration consisting of $10 million in cash and $5 million in common shares of i-80 Gold. The mining claims are located adjacent to the Getchell Project as discussed in Note 1 of these condensed consolidated interim financial statements. As of December 31, 2020, the Company paid $7.5 million in cash as consideration for the First Property. For the Second Property, the Company agreed to pay $2.5 million in cash and $5 million in common shares of i-80 Gold. The number of shares provided are determined by a volume weighted average closing price of i-80 Gold shares on the Toronto Stock Exchange for the period of 10 consecutive trading days immediately prior to the closing date (the “VWAP Price”). The Company completed the Christison Acquisition on May 10, 2021, as further discussed in Note 23 of these condensed consolidated interim financial statements.

Tabor Exploration and Option Agreement

On August 24, 2020, the Company through its wholly owned subsidiary Au-Reka Gold Corporation entered into an option agreement with Renaissance Exploration, Inc. to acquire a 100% interest in the Baby Doe property located in Esmeralda County, Nevada, subject to initial earn-in option payments of $5.20 million and a firm commitment of $0.30 million over the term of the option period.

(c)	Summary of mineral property Net Smelter Return ("NSR") royalties (at March 31, 2021)
Active properties	NSR
McCoy-Cove, Nevada	1.5% NSR Maverix Metals Inc. 2% NSR Maverix Metals Inc.
Tabor, Nevada	2% NSR Nevada Select Royalty (Mustang Property) 3% NSR Renaissance (Baby Doe)
South Arturo, Nevada	4-9% Annual minimum royalty Franco-Nevada Corporation

Inactive properties	NSR
Rodeo Creek, Nevada	2% NSR Nevada Select Royalty Inc

9.	DUE TO RELATED PARTIES

	March 31, 2021	December 31, 2020
Premier Gold Mines Limited	$65,783	$64,767
(i) i-80 Gold Corp (ii)	20,750	–
	$86,533	$64,767

(i)	The Due to Premier is comprised of CAD an USD denominated liabilities which include cash advances and expenses paid on behalf of Premier Gold Mines USA Inc. The CAD denominated liability at March 31, 2021 is C$82.44 million (C$82.44 million at December 30, 2020). The USD denominated liability at March 31, 2021 is $0.22 million (C$0.02 million at December 30, 2020). The advance is a non-interest bearing demand note with no set repayment terms.

The non-interest bearing demand note was settled in connection with the closing of the Transaction as further discussed in Note 23 of these condensed consolidated interim financial statements.

(ii)	i-80 Gold advanced $20.75 million to the Company for the purposes of making a cash deposit with affiliates of Waterton in partial satisfaction of the purchase price payable to Waterton for the acquisition of the Getchell Project. The advance is a non-interest bearing demand note with no set repayment terms.

10.	LOAN PAYABLE TO PREMIER GOLD MINES LIMITED

An unsecured debenture in the amount of $70.50 million was issued pursuant to an asset transfer agreement dated May 30, 2016 between the Company and Premier in respect of the purchase and sale of all of the membership interests in Goldcorp Dee L.L.C. Interest accrues on the principal sum outstanding calculated at a rate of 6.25% per annum until the maturity date of June 29, 2021.

The debenture was settled in connection with the closing of the Transaction as further discussed in Note 23 of these condensed consolidated interim financial statements.

Premier Gold Mines USA Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of dollars)
(Unaudited)

11.	LEASE LIABILITY

Lease liabilities relate to leases on buildings and vehicles which have remaining lease terms between one and five years and an average interest rate of 7.3% over the term of the leases.

12.	PROVISION FOR ENVIRONMENTAL REHABILITATION

The Company's provision for environmental rehabilitation results from mining equipment and previously mined property interests. The provision consists primarily of costs associated with mine reclamation and closure activities. These activities, which tend to be site specific, generally include costs for decommissioning the mill complex and related infrastructure, physical and chemical stability of the tailings area, post-closure site security and monitoring costs. The Company considers such factors as changes in laws and regulations, and requirements under existing permits in determining the estimated costs. Such analysis is performed on an on-going basis.

The Company estimates that the undiscounted un-inflated future value of the cash flows required to settle the provision is $4.67 million for the McCoy-Cove property and $7.98 million ($3.19 million at the Company's 40% share) for the South Arturo Mine project. In calculating the best estimate of the Company's provision, management used risk-free interest rates ranging from 1.11% to 1.62%. A reconciliation of the discounted provision is provided below:

McCoy-Cove		South Arturo	Total
Balance, January 1, 2021	$4,729	$3,426	$8,155
Change in estimate capitalized	(130)	–	(130)
Accretion expense	9	11	20
Balance, March 31, 2021	$4,608	$3,437	$8,045
Less current portion	4	–	4
Long-term portion	$4,605	$3,437	$8,041

	McCoy-Cove	South Arturo	Total
Balance, January 1, 2020	$4,068	$3,159	$7,227
Change in estimate capitalized	750	221	971
Accretion expense	56	46	102
Reclamation expenditures	(145)	–	(145)
Balance, December 30, 2020	$4,729	$3,426	$8,155
Less current portion	48	1	49
Long-term portion	$4,680	$3,426	$8,106

13.	OTHER LIABILITIES

As further described in note 14(e) of these condensed consolidated interim financial statements, the Company recognized a current share-based payment liability of $0.38 million and a long-term liability of $0.12 million at March 31, 2021 ($0.33 million and $0.10 million respectively at December 30, 2020).

14.	SHARE CAPITAL

(a)	Authorized share capital

At March 31, 2021, the authorized share capital consisted of 3,000 common shares.

(b)	Issued share capital

The Company issued 481 common shares to Premier.

(c)	Share option plan

Premier has a share purchase compensation plan (the "Plan") which is restricted to directors, officers, key employees and consultants of Premier. The number of common shares subject to options granted under the Plan (and under all other management options and employee stock purchase plans) is limited to 10% in the aggregate and 1% with respect to any one optionee of the number of issued and outstanding common shares of Premier at the date of the grant of the option. Options issued under the Plan may be exercised during a period determined by Premier's Board of Directors which cannot exceed ten years.

Premier Gold Mines USA Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of dollars)
(Unaudited)

(d)	Stock options

The continuity of Premier stock options issued and outstanding that have been allocated to the U.S. entities included in these condensed consolidated interim financial statements are as follows:

	Options outstanding	Weighted average price
	#	CAD
Outstanding at January 1, 2019	2,508,000	$2.39
Granted	780,000	1.37
Exercised	(33,000)	1.99
Forfeited	(11,000)	1.66
Outstanding at December 30, 2020	3,244,000	2.15
Exercised	(62,000)	1.46
Expired	(9,000)	3.18
Outstanding at March 31, 2021	3,173,000	$2.16

The weighted average share price at the date of exercise for the period ended March 31, 2021 was C$3.15 (2020 - C$2.53) At March 31, 2021, the following options were outstanding and outstanding and exercisable:

	Outstanding			Outstanding and Exercisable
		Weighted	Weighted		Weighted	Weighted
		average exercise	average		average exercise	average
Exercise price	Options	price	remaining life	Options	price	remaining life
CAD	#	CAD	in years	#	CAD	in years
$1.37 - $2.19	2,114,000	$1.66	3.12	2,114,000	$1.66	3.12
$3.06 - $3.34	1,059,000	3.16	1.97	1,059,000	3.16	1.97
	3,173,000	$2.16	2.73	3,173,000	$2.16	2.73

Total vested stock options at March 31, 2021 were 3,173,000 with a weighted average exercise price of C$2.16 (3,244,000 at December 30, 2020 with a weighted average exercise price of C$2.15).

The Company applies the fair value method of accounting for all stock-based compensation awards. The Company did not grant options during the period, and accordingly, nil was recorded for options issued as compensation during the period ended March 31, 2021 ($0.34 million for the period ended March 30, 2020). The options had a weighted average grant date fair value of nil at March 31, 2021 (C$0.60 at March 30, 2020). As of March 31, 2021, there were no unvested stock options (nil at December 30, 2020).

For purposes of the options granted, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model. As the Company did not grant options during the period the following assumptions are disclosed for comparative purposes only:

December 31, 2020
Risk-free interest rate	0.59%
Annualized volatility based on historic volatility	57%
Expected dividend	Nil
Forfeiture rate	Nil
Expected option life	4 years

Premier Gold Mines USA Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of dollars)
(Unaudited)

(e)	Restricted Share Unit Plan

Premier adopted the Restricted Share Unit ("RSU") plan to allow Premier's Board of Directors to grant its employees non-transferable share units based on the value of Premier's share price at the date of grant. The awards have a graded vesting schedule over a three- year period. Under the RSU plan, the awards can be equity or cash settled immediately upon vesting.

The following table summarizes the changes in the RSUs, allocated to the U.S. entities, for the period ended March 31, 2021:

	RSUs	Weighted average RSU
	outstanding #	price CAD
Outstanding at January 1, 2020	253,333	$1.97
Granted	451,000	1.19
Settled	(286,000)	2.66
Forfeited	(4,667)	1.19
Outstanding at December 30, 2020	413,666	3.01
Granted	-	-
Settled	-	-
Forfeited	-	-
Outstanding at March 31, 2021	413,666	$3.01

As the options are expected to be settled in cash, at March 31, 2021 a current liability of $0.38 million and a long-term liability of $0.12 million was outstanding and included in other liabilities ($0.33 million and $0.10 million respectively at December 30, 2020). For the period ended March 31, 2021, $0.07 million has been recorded as an expense and included in share-based payments ($0.01 million gain for the period ended March 30, 2020). The total fair value of the vested and unvested RSUs at March 31, 2021 was C$1.25 million (C$1.25 million at December 30, 2020).

For purposes of the vesting of the RSUs, the fair value of the liability was estimated using the share price of Premier's shares of the valuation date and an expected weighted average forfeiture rate of 15%.

(f)	Share-based payments

	Three months ended March 31,
	2021	2020
Stock option valuation	$–	$341
RSU valuation	70	(10)
	$70	$331

15.	SUPPLEMENTAL CASH FLOW INFORMATION

The following table summarizes the increase and decrease in working capital:

	Three months ended March 31,
	2021	2020
Receivables	$(958)	$–
Receivable from related parties	3,835	(6,008)
Prepaids and deposits	(442)	(18)
Inventory	249	57
Accounts payable and accrued liabilities	(6,651)	(16,955)
Taxes payable	(32)	292
Decrease in working capital	$(3,999)	$(22,632)

Premier Gold Mines USA Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of dollars)
(Unaudited)

16.	EXPLORATION, EVALUATION AND PRE-DEVELOPMENT

	Three months ended March 31,
	2021	2020
McCoy Cove, Nevada	$357	$880
Goldbanks, Nevada	–	75
South Arturo, Nevada	182	7
Rye, Nevada	1	6
Rodeo Creek, Nevada	3	4
Other technical services	18	(1)
	$561	$971

17.	GENERAL AND ADMINISTRATION

	Three months ended March 31,
	2021	2020
Corporate administration	$505	$31
Salaries and benefits	112	53
	$617	$84

18.	SEGMENTED INFORMATION

Results of the operating segments are reviewed by the Company's chief operating decision makers ("CODM") to make decisions about resources to be allocated to the segments and to assess their performance. Each CODM is a member of the senior management team who rely on management positioned in each operating segment of the Company.

(a)	Operating mine property, pre-development and exploration projects

The Company's operating segments are reported by operating mine property and exploration projects. The results from operations for these reportable segments are summarized in the following tables:

Three months ended March 31, 2021	South Arturo	McCoy-Cove	Exploration projects	Corporate and other	Total
Revenue	$13,576	$–	$–	$–	$13,576
Cost of sales	(6,475)	–	–	–	(6,475)
Depletion, depreciation and amortization	(894)	–	–	–	(894)
Exploration, evaluation and pre-development	(182)	(445)	(22)	–	(649)
Overhead costs	(95)	(1)	–	(591)	(687)
Other expense	(4)	(9)	–	(810)	(823)
Finance expense	–	–	–	(1,104)	(1,104)
Income / (loss) before income taxes	5,926	(455)	(22)	(2,505)	2,944
Current tax expense	(44)	–	–	–	(44)
Income / (loss) for the period	$5,882	$(455)	$(22)	$(2,505)	$2,900

Premier Gold Mines USA Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of dollars)
(Unaudited)

Three months ended March 30, 2020	South Arturo	McCoy-Cove	Exploration projects	Corporate and other	Total
Revenue	$8,377	$–	$–	$–	$8,377
Cost of sales	(5,441)	–	–	–	(5,441)
Depletion, depreciation and amortization	(1,358)	–	–	–	(1,358)
Exploration, evaluation and pre-development	(7)	(1,023)	(88)	–	(1,118)
Overhead costs	(1)	(1)	–	(413)	(415)
Other income / (expense)	55	(17)	–	5,358	5,396
Finance expense	–	–	–	(1,144)	(1,144)
Current tax expense	(292)	–	–	–	(292)
Income / (loss) for the period	$1,333	$(1,041)	$(88)	$3,801	$4,005

As at March 31, 2021	South Arturo	McCoy-Cove	Exploration projects	Corporate and other	Total
Capital expenditures	$760	$–	$9	$–	$769
Property, plant & equipment	34,792	57,709	18	7,622	100,141
Total assets	48,192	58,833	21,268	32,860	161,153
Total liabilities	3,434	4,756	8,406	158,196	174,792

As at December 30, 2020	South Arturo	McCoy-Cove	Exploration projects	Corporate and other	Total
Capital expenditures	$1,370	$18	$7,643	$–	$9,031
Property, plant & equipment	34,634	57,860	18	7,643	100,155
Total assets	52,514	58,995	20,021	11,702	143,232
Total liabilities	3,427	4,866	14,842	136,636	159,771

(b)	Sales by customer

For the period ended March 31, 2021 100% of metal sales were to Premier as further described in Note 4 of these condensed consolidated interim financial statements (100% for the period ended March 30, 2020). The Company is not economically dependent on a limited number of customers for the sale of its product because gold and other metals can be sold through numerous commodity market traders worldwide.

19.	RELATED PARTY TRANSACTIONS

Related parties include key management personnel and entities which have control or significant influence as described in Note 1 and 2(b) of these condensed consolidated interim financial statements.

Related party transactions included in these condensed consolidated interim financial statements are with Premier, the parent company. The Company also participates in related party transactions with subsidiary companies held by the Company and with Minera Mercedes Minerales S. de R.L. de C.V., a sister company, but which relate solely to reimbursement of expenses paid on each companies behalf and which do not result in revenue or expense to the Company.

The following are related party transactions, recorded at the exchange amount as agreed to by the parties. The figures noted below are for the period ended March 31, 2021 with comparative figures for the period ended March 30, 2020:

(i)	100% of the sales in each period are related party sales to Premier sold at market and under a transfer pricing agreement as further described in Note 4 and Note 18(b) of these condensed consolidated interim financial statements.

(ii)	Included in related party interest expense is interest accrued on the loan payable to Premier in the amount of $1.10 million for the period ended March 31, 2021 ($1.14 million for the period ended March 30, 2020) as further described in Note 10 of these condensed consolidated interim financial statements.

(iii)	Included on the balance sheet in each period are payables to Premier and i-80 Gold that are further described in Note 9 of these condensed consolidated interim financial statements.

(iv)	Included on the balance sheet in each period is a loan payable to Premier in the form of a debenture as further described in Note 10 of these condensed consolidated interim financial statements.

(v)	Included in operating expenses is share-based payments of $0.07 million for the period ended March 31, 2021 ($0.33 million for the period ended March 30, 2020). The share-based payments are for allocation of expenses from Premier as further described in Note 14 of these condensed consolidated interim financial statements.

Premier Gold Mines USA Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of dollars)
(Unaudited)

20.	COMMITMENTS

(a)	Surety bonds

At March 31, 2021, the Company has outstanding surety bonds in the amount of $10.70 million in favour of the United States Department of the Interior, Bureau of Land Management ("BLM") as financial support for environmental reclamation and exploration permitting. The surety bonds are secured by a $0.60 million deposit and are subject to fees competitively determined in the marketplace. The obligations associated with these instruments are generally related to performance requirements that the Company addresses through its ongoing operations. As specific requirements are met, the BLM as beneficiaries of the instruments will return the instruments to the issuing entity. As these instruments are associated with operating sites with long-lived assets, they will remain outstanding until closure.

(b)	Investec credit facility

The Company is a guarantor for the credit facility associated with the financing arrangement with Investec Bank plc ("Investec") completed by Premier. On January 31, 2019, Premier finalized a $50 million secured revolving term credit facility with Investec, as administrative agent for the lenders thereunder ("Investec credit facility") and certain financing arrangements with OMF Fund II SO Ltd. ("Orion") for aggregate gross proceeds of $18.34 million.

Details of the Investec credit facility agreement include:

-	Amounts borrowed will bear interest at a variable rate per annum equal to LIBOR plus an applicable rate ranging from 3.00% to 4.30% based on certain criteria;
-	As consideration for a mandate fee paid on signing of the agreement and which is included in deferred financing costs, Premier:
-	Paid cash of $0.25 million and issued 216,446 common shares of Premier with a fair value of $0.25 million and
-	Issued $1.5 million common share purchase warrants with a fair value of $0.42 million, with each warrant exercisable into 1 common share of Premier and an exercise price of C$2.17 for a period of three years;
-	A commitment fee of 1.6% payable based on the number of days and unused balance of the facility;
-	Security on the assets relating to the South Arturo mine in Elko County, Nevada, U.S.A. ("South Arturo Mine"), and the Mercedes mine in Hermosillo, Sonora, Mexico ("Mercedes Mine").

The Investec credit facility matures in four years and Premier is subject to financial covenants including an adjusted earnings before interest, taxes, depreciation and amortization ratio, a current ratio, a loan life coverage ratio and a minimum cash balance as well as certain reporting requirements. As at December 31, 2020, Premier is in compliance with these covenants. During the third and fourth quarter of 2019 Premier drew $7.50 million and $10 million, respectively, on the Investec credit facility.

Management has not recorded a provision in 2021 in relation to the guarantee on this credit facility as the probability-adjusted default rate is 0% given the Premier's strong credit rating and ability to repay the credit facility.

Concurrent with the Transaction the Investec credit facility was settled on April 7, 2021, as further described in Note 23 of these condensed consolidated interim financial statements.

(c)	Offtake agreement

The Company is a legal party to the offtake agreement entered into by Premier originally on June 2, 2016 with Orion. This agreement specifies for Premier to sell up to 20,000 ounces of gold annually for a period of 90 months from the date of the first outturn from the South Arturo mine, subsequently amended to an additional 20,000 ounces for the Mercedes gold production on September 30, 2016, limited to an annual aggregate maximum of 35,000 ounces of gold from all properties. In the event that Premier does not produce 35,000 ounces in any given year, the obligation is limited to those ounces actually produced.

Premier has determined the offtake obligation represents a derivative liability for the gold price option feature included in the agreement and as such is remeasured at fair value at each balance sheet date with changes in fair value being recorded in profit or loss. The Company's allocation was determined based on the average ounces that were historically delivered from the South Arturo mine as a percentage of the total ounces delivered.

In connection with the closing of the Orion financing arrangements on January 31, 2019, the original offtake agreement entered into on September 30, 2016 was amended and restated to increase the annual gold sale quantity to 60,000 ounces of gold, subject to an annual aggregate maximum of 40,000 ounces of gold from each of (i) all of Premier's producing projects (other than the Mercedes Mine) and (ii) the Mercedes Mine.

The contract modification on the existing 2016 Orion offtake agreement resulted in a gain due to the reversal of the fair value liability associated with the collar embedded in the original agreement and which was removed in the amended agreement. The gain on the contract amendment of $1.03 million is included in the gain on contract modifications and is included in other income / (expense) for the year ended December 31, 2019. The Company's allocation was determined based on the average ounces that were delivered from the South Arturo mine as a percentage of the total ounces delivered.

Premier Gold Mines USA Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of dollars)
(Unaudited)

As part of Premier's public offering on March 4, 2020, Premier completed certain financing arrangements with Orion that included an amended and restated offtake agreement (the "Second Amended and Restated Offtake Agreement"), amending and restating the amended and restated offtake agreement dated January 31, 2019 (the "Existing Offtake").

Under the terms of the Second Amended and Restated Offtake Agreement, the Annual Gold Quantity was increased to (i) 80,000 ounces for 2020, (ii) 85,000 ounces for 2021, and (iii) 90,000 ounces each year annually thereafter, subject to an annual maximum of 50,000 ounces from each of Premier's producing projects. Orion and Premier have also extended the term of the Second Amended and Restated Offtake Agreement to March 1, 2027.

Premier determined that the terms of the second amended and restated offtake agreement remain substantially the same as the existing offtake agreement. As a result, they concluded that there are no embedded derivatives to value at this time.

Concurrent with the Transaction the Second Amended and Restated Offtake Agreement was amended on April 7, 2021, as further described in Note 23 of these condensed consolidated interim financial statements.

(d)	Gold prepay agreement

In 2016 Premier entered into a Senior Secured Gold Prepay Facility (“Gold Prepay Facility”) arrangement with Orion. Under this arrangement, in exchange for a $42.19 million gold prepay, Premier will deliver to Orion 2,450 troy ounces of gold per quarter for a period of 15 consecutive quarters commencing December 31, 2016 for a total of 36,750 ounces. The Gold Prepay Facility has an annual interest rate of 6.5% payable on the principal balance quarterly which has been recorded as a liability in Premier based on the present value of the future interest payments. Subject to certain exceptions, Premier has the option to satisfy four interest payments in common shares issued at the then 10-day volume weighted average closing price. As of December 31, 2019, Premier has delivered 31,850 troy ounces of gold towards the gold prepay agreement with Orion.

On January 31, 2019, the Company was listed as a guarantor to this arrangement with Orion. Management has not recorded a provision as the Company's guarantee on this arrangement is negligible since 99.87% of the gold is supplied by Premier's Mercedes mine.

As part of Premier's public offering on March 4, 2020, Premier completed certain financing arrangements with Orion that included an amended and restated gold prepay credit agreement (the "Second Amended and Restated Gold Prepay Agreement"), amending and restating the existing amended and restated gold prepay credit agreement dated January 31, 2019 (the "Existing Prepay").

Under the terms of the Second Amended and Restated Gold Prepay Agreement, Orion increased the principal amount under the Existing Prepay by $15.5 million (the "Additional Principal Amount"), with Premier being required to deliver at least 2,450 ounces of refined gold to Orion in each quarter of a calendar year until June 30, 2020, and 1,000 ounces of refined gold thereafter until an aggregate of 16,900 ounces of refined gold (inclusive of the ounces remaining under the Existing Prepay) have been delivered to Orion (subject to upward and downward adjustments in certain circumstances). The threshold gold price per ounce for the downward and upward adjustments to the quarterly gold quantity and the aggregate gold quantity deliverable under the Second Amended and Restated Gold Prepay Agreement were amended to $1,650 per ounce of gold and $1,350 per ounce of gold, respectively. The maturity date under the Amended and Restated Gold Prepay Agreement was extended to June 30, 2023.

Management has not recorded a provision on the Second Amended and Restated Gold Prepay Agreement as 100% of the gold is supplied by Premier's Mercedes mine.

Concurrent with the Transaction the Second Amended and Restated Gold Prepay Agreement was amended on April 7, 2021, as further described in Note 23 of these condensed consolidated interim financial statements.

(e)	Silver stream agreement

In 2016 Premier entered into a Senior Secured Silver Stream (“Silver Stream”) arrangement with Orion. As part of this arrangement, Orion made an upfront cash payment of $11.18 million, pursuant to which Premier will deliver to Orion 50% of the silver production from the Mercedes Mine for the first year following closing, 60% for the subsequent year, and 70% thereafter until the delivery of 1.25 million ounces of silver, after which the delivery will be reduced to 25% of the silver production until the delivery of 2.0 million ounces, and reduced further to 12.5% thereafter. Orion will pay an ongoing cash purchase price equal to 20% of the prevailing silver price at the time of delivery.

On January 31, 2019, this arrangement was amended to include 100% of the Company’s share of silver production from the South Arturo project in addition to the silver production from Premier's Mercedes mine. Management has not recorded a provision as the Company's contribution to this arrangement is negligible since 98.93% of the silver is supplied by Premier's Mercedes mine.

Concurrent with the Transaction the Amended and Restated Silver Stream Agreement was amended on April 7, 2021, as further described in Note 23 of these condensed consolidated interim financial statements.

Premier Gold Mines USA Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of dollars)
(Unaudited)

21.	FINANCIAL INSTRUMENTS

The Company's operations include the acquisition and exploration of mineral properties in United States of America. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a)	Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of setoff exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i)	Trade credit risk

The Company closely monitors its financial assets and does not have any significant concentration of trade credit risk. The Company sells its products exclusively to Premier and the historical level of defaults is nil and, as a result, the credit risk associated with trade receivables is considered to be negligible. The trade receivable balance outstanding at March 31, 2021 was $6.51 million (December 30, 2020 - $10.35 million).

(ii)	Cash and cash equivalents

In order to manage credit and liquidity risk the Company invests only in highly rated investment grade instruments that have maturities of 90 days or less and which are cashable after 30 days or less into a known amount of cash. Limits are also established based on the type of investment, the counterparty and the credit rate. The credit risk on cash and cash equivalents is therefore negligible.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure at the Premier level.

The following table summarizes the Company's contractual maturities and the timing of cashflows as at March 31, 2021. The amounts presented are based on the undiscounted contractual cash flows and may not agree with the carrying amounts on the condensed consolidated interim financial statements.

Up to 1 year		1-5 years	Total
Accounts payable and accrued liabilities	$7,985	$–	$7,985
Due to Premier Gold Mines Limited (i)	65,783	–	65,783
Due to i-80 Gold	20,750	–	20,750
Loan payable to Premier Gold Mines Limited (i)	70,496	–	70,496
	$165,014	$–	$165,014

(i)	Related party balances were settled in connection with the closing of the Transaction as further discussed in Note 23 of these condensed consolidated interim financial statements.

(c)	Market risk

(i)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company holds excess cash in interest bearing bank accounts rather than investments, the interest rate risk is minimal.

(ii)	Currency risk

Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Company’s functional currency. The demand note payable to Premier, a related party, is denominated in CAD and is further described in Note 9 of these condensed consolidated interim financial statements. The Company’s management monitors the exchange rate fluctuations on a continuous basis and acts accordingly.

Premier Gold Mines USA Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of dollars)
(Unaudited)

(d)	Fair value

IFRS 13 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows: Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs). The Company calculates fair values based on the following methods of valuation and assumptions: Financial assets

Financial assets are carried at amortized cost. The fair value of cash and cash equivalents and receivables approximate their carrying value due to their short-term nature.

Financial liabilities

Financial liabilities are carried at amortized cost. Accounts payable and accrued liabilities approximate their carrying value due to their short-term nature.

The share-based payment liability is classified within level 2 of the fair value hierarchy is fair valued using a valuation model that incorporates such factors as Premier's share price, share price volatility, risk free rates and expiry dates including managements assumptions on forfeiture rates.

The fair value of the loan payable to Premier approximates the carrying value as the interest rates are comparable to current market rates.

22.	MANAGEMENT OF CAPITAL

The Company, through its parent company Premier, manages its share capital and equity settled employee benefits reserve as capital, the balance of which is $17.36 million at March 31, 2021 ($17.36 million at December 31, 2020). The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going-concern in order to pursue the exploration and development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

Premier manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or acquire new debt.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company's investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short-term maturities, selected with regard to the expected timing of expenditures from continuing operations.

To effectively manage its capital requirements, Premier has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. In connection with the financing escribed in Note 1 of these condensed consolidated interim financial statements the Company expects it will have sufficient capital to carry out its exploration and evaluation plans through 2022.

23.	SUBSEQUENT EVENTS

Plan of Arrangement with Equinox Gold

The Transaction as further described in Note 1 of these condensed consolidated interim financial statements closed on April 7, 2021. Upon closing Premier shareholders received 0.1967 of an Equinox Gold share for each Premier share held representing an at-market acquisition based on the 10-day volume-weighted average closing prices for both Equinox Gold and Premier shares on the Toronto Stock Exchange; and 0.4 of a share of i-80 Gold for each Premier share held.

As a result of the closing of the Transaction on April 7, 2021, the share-based payment liability was settled and the Company incurred

$2.4 million for change in control payments to Premier executives associated with the Company’s operations.

Premier Gold Mines USA Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of dollars)
(Unaudited)

Getchell Project

On April 15, 2021, the Company, together with i-80 Gold completed the purchase agreement with affiliates of Waterton to acquire from Waterton all of the outstanding membership interests of Osgood, as further described in Note 1 of these condensed consolidated interim financial statements. Consideration paid to Waterton consisted of (i) $23 million in cash, (ii) 13,036,846 common shares of i-80 Gold, (iii) warrants to purchase 12,071,152 common shares of i-80 Gold, with an exercise price C$3.64 per common share, for a period of 36 months following the closing date, and (iv) contingent value rights include a payment to Waterton in the amount of $5 million upon the public announcement of a positive production decision related to the Getchell Project (underground or open pit), and an additional $5 million upon production of the first ounce of gold (excluding ordinary testing and bulk sampling programs) following a 60 consecutive day period where gold prices have exceeded US$2,000 per ounce. The common shares and warrants issued are subject to a statutory hold period under applicable Canadian securities legislation expiring on August 15, 2021.

Christison Purchase Agreement

On May 10, 2021, the Company completed the previously announced Christison Acquisition to acquire the Second Property, as further discussed in Note 8(b) of these condensed consolidated interim financial statements. Consideration for the Second Property consisted of

$2.5 million in cash and 2,430,488 common shares of i-80 Gold.

Related Party Balances

In connection with the closing of the transaction, all intercompany balances including the receivable from Premier, the due to Premier, and the debenture with Premier were settled with a combination of cash, a distribution and a conversion to Premier equity prior to the spin-out of the Company to i-80 Gold. The gold sale receivable from Premier was settled in cash other than $4 million which was distributed back to Premier in the form of a dividend. The due to Premier and the debenture with Premier were converted to 1,133 shares in the Company at a value of $140.4 million.

Financing Agreements

Also in connection with the closing of the Transaction on April 7, 2021, the offtake, gold prepay and silver stream agreements were amended to exclude certain parties and projects that were included in the original agreements. Additionally, the Investec credit facility was fully paid out and closed with no impact to the Company.

The Second Amended and Restated Offtake Agreement entered into with OMF Fund II (O) Ltd. (formerly OMF Fund II SO Ltd.) was replaced with a new Offtake Agreement with i-80 Gold (“New Offtake Agreement”) covering the Company’s projects, including Osgood Mine LLC, and a Third Amended and Restated Offtake Agreement with Premier which removed reference to and security over the Company’s projects. Under the terms of the New Offtake Agreement, the Annual Gold Quantity means (i) an aggregate of 29,750 ounces of refined gold for 2021, and (ii) up to an aggregate of 31,500 ounces of refined gold annually each year. The New Offtake Agreement ends on March 1, 2027.

The Second Amended and Restated Gold Prepay was replaced with a Third Amended and Restated Gold Prepay to remove reference to the Company’s projects and did not result in a new gold prepay agreement with i-80 Gold.

The Amended and Restated Silver Stream Agreement was replaced with a new South Arturo Purchase and Sale Agreement (Silver) between i-80 Gold and OMF Fund II SO Ltd. with amended terms and a Second Amended and Restated Mercedes Stream Agreement with Premier and OMF Fund II SO Ltd. with similar terms and conditions.